Filed by Griffin Capital Essential Asset REIT, Inc.
(Commission File No. 000-55605) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cole Office & Industrial REIT (CCIT II), Inc.
(Commission File No. 000-55436)

Griffin Capital Essential Asset REIT, Inc. issued the following press release on November 10, 2020.

For Immediate Release: November 10, 2020

Investor Services
888-926-2688

Media Contacts:
Diana Keary
Senior Vice President
Griffin Capital Company
Dkeary@griffincapital.com
949-270-9303
Or
Joe Berg
Director
Finsbury
Joe.berg@finsbury.com
310-633-9446

Griffin Capital Essential Asset REIT Reports
2020 Third Quarter Results

El Segundo, Calif. (November 10, 2020) - Griffin Capital Essential Asset REIT, Inc. ("GCEAR") announced its results for the quarter ended September 30, 2020.

Highlights for the Quarter Ended September 30, 2020
•Total revenue of approximately $100.0 million for the quarter, a 2.6 percent increase compared to the same quarter last year.
•Adjusted Funds from Operations available to common stockholders and limited partners, or AFFO,1 of $0.15 per basic and diluted share, which was consistent with the same quarter last year.
•Commenced 515,134 square feet of previously executed leases, which were offset by 300,294 square feet of lease expirations, resulting in positive net absorption of 214,840 square feet.
•Collected approximately 100 percent of contractual rent due during the quarter.

Highlights Subsequent to September 30, 2020
•Collected approximately 100 percent of contractual rent due in October.
•On October 1st, executed a 10-year, full-building lease extension with WABCO Air Compressor Holdings, Inc. at our 145,200 square foot industrial property in North Charleston, SC such that the remaining lease term is now approximately 13 years.
•On October 29th, entered into a definitive merger agreement to acquire Cole Office & Industrial REIT (CCIT II), Inc. ("CCIT II") for approximately $1.2 billion in a stock-for-stock transaction. The combined company would consist of 125 properties totaling 31 million square feet and would have a total asset value of approximately $5.8 billion.2

Management Commentary
"Our financial results continue to reflect the strength and resiliency of our portfolio as do our rent collections. We believe our merger with CCIT II, once consummated, will serve to further enhance these qualities by materially increasing our size and scale, improving our leasing and leverage metrics and reducing the overall operating costs of the combined company,” said Michael Escalante, GCEAR’s Chief Executive Officer.

Results for the Quarter Ended September 30, 2020

Financial Results
•Total revenue was approximately $100.0 million for the quarter ended September 30, 2020 compared to approximately $97.4 million for the quarter ended September 30, 2019.

•Net income (loss) attributable to common stockholders was approximately $(8.6) million, or $(0.04) per basic and diluted share, for the quarter ended September 30, 2020, compared to approximately $8.9 million, or $0.04 per basic and diluted share, for the quarter ended September 30, 2019. The decline was primarily a result of non-cash impairments and a loss from investment in unconsolidated entities recorded during the quarter.

Non-GAAP Measures
•AFFO1 was approximately $39.7 million, or $0.15 per basic and diluted share, for the quarter ended September 30, 2020, compared to approximately $41.6 million, or $0.15 per basic and diluted share, for the same period in 2019. Funds from Operations attributable to common stockholders and limited partners, or FFO,1 was approximately $39.8 million, or $0.15 per basic and diluted share, and $41.4 million, or $0.15 per basic and diluted share, for the quarter ended September 30, 2020 and 2019, respectively. Please see the financial reconciliation tables and notes at the end of this release for more information regarding AFFO and FFO.
•Our Adjusted EBITDA, as defined per our credit facility agreement, was approximately $64.6 million for the quarter ended September 30, 2020 with a fixed charge and interest coverage ratio of 2.7x and 3.3x, respectively. Please see the financial reconciliation tables and notes at the end of this release for more information regarding Adjusted EBITDA and related ratios.

Leasing Activity
•Commenced one new lease, three renewal leases and three expansion leases during the quarter for a total of 515,134 square feet which were offset by 300,294 square feet of expirations, resulting in positive net absorption of 214,840 square feet during the quarter. Combined with leases signed but not yet commenced on vacant properties, the portfolio was 88.6 percent leased as of September 30, 2020.

Portfolio Overview as of September 30, 2020
•Enterprise value as of September 30, 2020 was approximately $4.5 billion.3
•Our weighted average remaining lease term was approximately 7.0 years with approximately 2.1 percent average annual rent growth for the remainder of the existing term for all leases combined.
•Our portfolio as of September 30, 2020 was 88.6 percent leased.
•Approximately 59.4 percent of our portfolio’s net rental revenue4 was generated by properties leased to tenants and/or guarantors with investment grade credit ratings or whose non-guarantor parent companies have investment grade credit ratings.5
•The ratio of net debt (pro rata share) to total real estate acquisition value and net debt (pro rata share) to total enterprise value as of September 30, 2020 were 48.0 percent and 45.8 percent, respectively.3
•The ratio of net debt (pro rata share) to Adjusted EBITDA as of September 30, 2020 was 8.0x.

About Griffin Capital Essential Asset REIT, Inc.
Griffin Capital Essential Asset REIT, Inc. – America's Blue-Chip LandlordTM – is a self-managed, publicly registered, non-traded REIT with a portfolio consisting primarily of single-tenant, business essential office and industrial properties throughout the United States, diversified by corporate credit, physical geography, product type, and lease duration. GCEAR's portfolio,6 as of September 30, 2020, consisted of 99 office and industrial properties (### buildings), totaling 27.1 million rentable square feet, located in 25 states, representing a total enterprise value of approximately $4.5 billion.

Additional information is available at www.gcear.com.

ADDITIONAL INFORMATION ABOUT THE MERGER
In connection with the proposed merger, GCEAR intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of CCIT II and will also constitute a prospectus of GCEAR. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of CCIT II. In connection with the proposed merger, GCEAR and CCIT II also plan to file relevant materials with the SEC. STOCKHOLDERS OF CCIT II ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. A definitive proxy statement/prospectus will be sent to CCIT II’s stockholders. Investors may obtain a copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by GCEAR and CCIT II free of charge at the SEC’s website, www.sec.gov. Copies of the documents filed by GCEAR with the SEC will be available free of charge on GCEAR’s website at http://www.gcear.com or by contacting GCEAR’s Investor Services at (888) 926-2688, as they become available. Copies of the documents filed by CCIT II with the SEC will be available free of charge on CCIT II’s external advisor’s website, at website at http://www.cimgroup.com or by contacting CCIT II’s Investor Relations at ShareholderRelations@cimgroup.com.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER
CCIT II, GCEAR, CIM Group, LLC and CCIT II’s external advisor and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from CCIT II stockholders in respect of the proposed merger among GCEAR, CCIT II and their respective subsidiaries.
Information regarding the directors, executive officers and external advisor of CCIT II is contained in the Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 30, 2020, as amended on April 27, 2020. Information about directors and executive officers of GCEAR is available in the proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 15, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger when they become available. Stockholders of CCIT II should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from GCEAR or CCIT II using the sources indicated above.

NO OFFER OR SOLICITATION
This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed merger.

Disclaimer on Forward-Looking Statements
This press release contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the companies’ current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; GCEAR can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from GCEAR’s expectations include, but are not limited to, the risk that the merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to satisfy the conditions to the consummation of the proposed merger, including the approval of the stockholders of CCIT II; statements about the benefits of the proposed merger involving GCEAR and CCIT II and statements that address operating performance, events or developments that GCEAR expects or anticipates will occur in the future, including but not limited to statements regarding anticipated synergies and G&A savings, future financial and operating results, plans, objectives, expectations and intentions, expected sources of financing, anticipated asset dispositions, anticipated leadership and governance, creation of value for stockholders, benefits of the proposed merger to customers, employees, stockholders and other constituents of the Combined Company, the integration of GCEAR and CCIT II, cost savings and the expected timetable for completing the proposed merger, and other non-historical statements; risks related to the disruption of management’s attention from ongoing business operations due to the proposed merger; the availability of suitable investment or disposition opportunities; changes in interest rates; the availability and terms of financing; the impact of the COVID-19 pandemic on the operations and financial condition of each of GCEAR and CCIT II and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; market conditions; legislative and regulatory changes that could adversely affect the business of GCEAR or CCIT II; and other factors, including those set forth in the section entitled “Risk Factors” in GCEAR’s and CCIT II’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the SEC, and other reports filed by GCEAR and CCIT II with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither GCEAR nor CCIT II undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.
______________________________

1 FFO, as described by the National Association of Real Estate Investment Trusts ("NAREIT"), is adjusted for redeemable preferred distributions. Additionally, we use AFFO as a non-GAAP financial measure to evaluate our operating performance. FFO and AFFO have been revised to include amounts available to both common stockholders and limited partners for all periods presented.
2 Pro-forma as of June 30, 2020. Real estate values based on appraised values.
3 Total enterprise value includes the outstanding debt balance (excluding deferred financing costs and premium/discounts), plus unconsolidated debt - pro rata share, plus preferred equity, plus total outstanding shares multiplied by the NAV. Total outstanding shares includes limited partnership units issued and shares issued pursuant to the DRP, net of redemptions.
4 Net rental revenue is based on (a) the contractual base rental payments assuming the lease requires the tenant to reimburse us for certain operating expenses or the property is self-managed by the tenant and the tenant is responsible for all, or substantially all, of the operating expenses; or (b) contractual rent payments less certain operating expenses that are our responsibility for the 12-month period subsequent to September 30, 2020 and includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months.
5 Approximately 59.4 percent of our portfolio's net rental revenue was generated by properties leased to tenants and/or guarantors with investment grade credit ratings or whose non-guarantor parent companies have investment grade ratings or what management believes are generally equivalent ratings; 54.4 percent generated from tenants with a Nationally Recognized Statistical Rating Organization ("NRSRO") credit rating; and the remaining 5.0 percent from a non-NRSRO, but having a rating that we believe is generally equivalent to an NRSRO investment grade rating. Bloomberg’s default risk rating is an example of a non-NRSRO rating.
6 Excludes the property information related to the acquisition of an 80 percent ownership interest in a joint venture with affiliates of Digital Realty Trust, L.P.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited; in thousands, except units and share amounts)

	September 30, 2020	December 31, 2019
ASSETS
Cash and cash equivalents	$181,732	$54,830
Restricted cash	35,831	58,430
Real estate:
Land	451,696	458,339
Building and improvements	3,114,726	3,043,527
Tenant origination and absorption cost	745,039	744,773
Construction in progress	16,167	31,794
Total real estate	4,327,628	4,278,433
Less: accumulated depreciation and amortization	(781,689)	(668,104)
Total real estate, net	3,545,939	3,610,329
Investments in unconsolidated entities	34	11,028
Intangible assets, net	10,651	12,780
Deferred rent receivable	92,433	73,012
Deferred leasing costs, net	48,275	49,390
Goodwill	229,948	229,948
Due from affiliates	987	837
Right of use asset	40,286	41,347
Other assets	37,834	33,571
Total assets	$4,223,950	$4,175,502
LIABILITIES AND EQUITY
Debt, net	$2,174,352	$1,969,104
Restricted reserves	14,115	14,064
Interest rate swap liability	58,852	24,146
Redemptions payable	6,145	96,648
Distributions payable	9,095	15,530
Due to affiliates	5,155	10,883
Intangible liabilities, net	28,548	31,805
Lease liability	45,486	45,020
Accrued expenses and other liabilities	118,257	96,389
Total liabilities	2,460,005	2,303,589
Perpetual convertible preferred shares	125,000	125,000
Common stock subject to redemption	1,332	20,565
Noncontrolling interests subject to redemption; 556,099 and 554,110 units as of September 30, 2020 and December 31, 2019, respectively	4,569	4,831
Stockholders’ equity:
Common stock, $0.001 par value; 800,000,000 shares authorized; 229,775,115 and 227,853,720 shares outstanding in the aggregate as of September 30, 2020 and December 31, 2019, respectively(1)	230	228
Additional paid-in capital	2,100,047	2,060,604
Cumulative distributions	(793,546)	(715,792)
Accumulated earnings	148,743	153,312
Accumulated other comprehensive loss	(52,322)	(21,875)
Total stockholders’ equity	1,403,152	1,476,477
Noncontrolling interests	229,892	245,040
Total equity	1,633,044	1,721,517
Total liabilities and equity	$4,223,950	$4,175,502
(1) For the number of shares outstanding of each class of common stock as of September 30, 2020, refer to our 10-Q Note 9, Equity.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited; in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenue:
Rental income	$100,002	$97,435	$301,157	$277,276
Expenses:
Property operating expense	14,265	14,717	42,158	39,091
Property tax expense	9,330	10,050	28,291	27,722
Property management fees to non-affiliates	1,032	822	2,780	2,620
General and administrative expenses	8,207	7,519	23,280	17,708
Corporate operating expenses to affiliates	625	729	1,875	1,453
Impairment provision	9,572	—	22,195	—
Depreciation and amortization	39,918	41,440	120,947	112,311
Total expenses	82,949	75,277	241,526	200,905
Income before other income and (expenses)	17,053	22,158	59,631	76,371
Other income (expenses):
Interest expense	(20,314)	(19,560)	(59,321)	(53,642)
Other income (loss), net	238	(1,850)	3,292	(370)
(Loss) Gain from investment in unconsolidated entities	(4,452)	3,027	(6,523)	1,919
Management fee revenue from affiliates	—	—	—	6,368
Gain from disposition of assets	—	8,441	4,268	8,441
Net (loss) income	(7,475)	12,216	1,347	39,087
Distributions to redeemable preferred shareholders	(2,255)	(2,047)	(6,349)	(6,141)
Net loss (income) attributable to noncontrolling interests	1,166	(1,149)	598	(4,226)
Net (loss) income attributable to controlling interest	(8,564)	9,020	(4,404)	28,720
Distributions to redeemable noncontrolling interests attributable to common stockholders	(43)	(81)	(165)	(240)
Net (loss) income attributable to common stockholders	$(8,607)	$8,939	$(4,569)	$28,480
Net (loss) income attributable to common stockholders per share, basic and diluted	$(0.04)	$0.04	$(0.02)	$0.13
Weighted average number of common shares outstanding, basic and diluted	230,159,620	246,609,614	229,950,613	217,375,026
Cash distributions declared per common share	$0.09	$0.13	$0.32	$0.46

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.
Funds from Operations and Adjusted Funds from Operations
(Unaudited; in thousands)

Funds from Operations and Adjusted Funds from Operations
Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient.
Management is responsible for managing interest rate, hedge and foreign exchange risks. To achieve our objectives, we may borrow at fixed rates or variable rates. In order to mitigate our interest rate risk on certain financial instruments, if any, we may enter into interest rate cap agreements or other hedge instruments and in order to mitigate our risk to foreign currency exposure, if any, we may enter into foreign currency hedges. We view fair value adjustments of derivatives, impairment charges and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of ongoing operations and are therefore typically adjusted for when assessing operating performance.
In order to provide a more complete understanding of the operating performance of a REIT, the National Association of Real Estate Investment Trusts (“NAREIT”) promulgated a measure known as Funds from Operations (“FFO”). FFO is defined as net income or loss computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses from sales of depreciable operating property, adding back asset impairment write-downs, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships, joint ventures and preferred distributions. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. It should be noted, however, that other REITs may not define FFO in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently than we do, making comparisons less meaningful.
Additionally, we use Adjusted Funds from Operations (“AFFO”) as a non-GAAP financial measure to evaluate our operating performance. AFFO excludes non-routine and certain non-cash items such as revenues in excess of cash received, amortization of stock-based compensation net, deferred rent, amortization of in-place lease valuation, acquisition-related costs, financed termination fee, net of payments received, gain or loss from the extinguishment of debt, unrealized gains (losses) on derivative instruments and dead deal costs. FFO and AFFO have been revised to include amounts available to both common stockholders and limits partners for all periods presented.
AFFO is a measure used among our peer group, which includes daily NAV REITs.  We also believe that AFFO is a recognized measure of sustainable operating performance by the REIT industry. Further, we believe AFFO is useful in comparing the sustainability of our operating performance with the sustainability of the operating performance of other real estate companies.
Management believes that AFFO is a beneficial indicator of our ongoing portfolio performance and ability to sustain our current distribution level. More specifically, AFFO isolates the financial results of our operations. AFFO, however, is not considered an appropriate measure of historical earnings as it excludes certain significant costs that are otherwise included in reported earnings. Further, since the measure is based on historical financial information, AFFO for the period presented may not be indicative of future results or our future ability to pay our dividends. By providing FFO and AFFO, we present information that assists investors in aligning their analysis with management’s analysis of long-term operating activities.
For all of these reasons, we believe the non-GAAP measures of FFO and AFFO, in addition to income (loss) from operations, net income (loss) and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful to investors in evaluating the performance of our real estate portfolio. However, a material limitation associated with FFO and AFFO is that they are not indicative of our cash available to fund distributions since other uses of cash, such as capital expenditures at our properties and principal payments of debt, are not deducted when calculating FFO and AFFO. The use of AFFO as a measure of long-term operating performance on value is also limited if we do not continue to operate under our current business plan as noted above. AFFO is useful in assisting management and investors in assessing our ongoing ability to generate cash flow from operations and continue as a going concern in future operating periods, and in particular, after the offering and acquisition stages are complete. However, FFO and AFFO are not useful measures in evaluating NAV because impairments are taken into account in determining NAV but not in determining FFO and AFFO. Therefore, FFO and AFFO should not be viewed as a more prominent measure of performance than income (loss) from operations, net income (loss) or to cash flows from operating activities and each should be reviewed in connection with GAAP measurements.
Neither the SEC, NAREIT, nor any other applicable regulatory body has opined on the acceptability of the adjustments contemplated to adjust FFO in order to calculate AFFO and its use as a non-GAAP performance measure. In the future, the SEC or NAREIT may decide to standardize the allowable exclusions across the REIT industry, and we may have to adjust the calculation and characterization of this non-GAAP measure.

Our calculation of FFO and AFFO is presented in the following table for the three and nine months ended September 30, 2020 and 2019 (dollars in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net income	$(7,475)	$12,216	$1,347	$39,087
Adjustments:
Depreciation of building and improvements	23,759	22,843	69,957	57,473
Amortization of leasing costs and intangibles	16,232	18,590	51,207	54,817
Impairment provision	9,572	—	22,195	—
Equity interest of depreciation of building and improvements - unconsolidated entities	—	712	1,438	2,076
Equity interest of amortization of intangible assets - unconsolidated entities	—	1,158	1,751	3,474
Gain from disposition of assets	—	(8,441)	(4,268)	(8,441)
Equity interest of gain on sale - unconsolidated entities	—	(3,609)	—	(3,609)
Impairment on unconsolidated entities	—	—	1,906	—
FFO	42,088	43,469	145,533	144,877
Distribution to redeemable preferred shareholders	(2,255)	(2,047)	(6,349)	(6,141)
FFO attributable to common stockholders and limited partners	$39,833	$41,422	$139,184	$138,736
Reconciliation of FFO to AFFO:
FFO attributable to common stockholders and limited partners	$39,833	$41,422	$139,184	$138,736
Adjustments:
Revenues in excess of cash received, net	(7,001)	(5,067)	(19,441)	(9,655)
Amortization of share-based compensation	992	950	3,116	1,589
Amortization of above/(below) market rent, net	(525)	(871)	(1,765)	(2,639)
Amortization of debt premium/(discount), net	103	109	309	191
Amortization of ground leasehold interests	(73)	7	(217)	21
Deferred rent - ground lease	516	293	1,548	879
Unrealized gains (loss) on investments	(130)	—	(118)	—
Unconsolidated joint venture valuation adjustment	4,452	—	4,452	—
Non-cash lease termination income	—	—	—	(10,150)
Financed termination fee payments received	1,500	1,500	4,500	3,008
Company's share of revenues in excess of cash received (straight-line rents) - unconsolidated entity	—	233	505	295
Company's share of amortization of above market rent - unconsolidated entity	—	924	1,419	2,772
Performance fee adjustment	—	—	—	(2,604)
Implementation of lease accounting guidance	—	2,052	—	—
Non-cash earn-out adjustment	—	—	(2,581)	—
Dead deal costs	—	—	52	—
AFFO available to common stockholders and limited partners	$39,667	$41,552	$130,963	$122,443
FFO per share, basic and diluted	$0.15	$0.15	$0.53	$0.56
AFFO per share, basic and diluted	$0.15	$0.15	$0.50	$0.49

Weighted-average common shares outstanding - basic EPS	230,159,620	246,609,614	229,950,613	217,375,026
Weighted-average OP Units	31,905,390	31,973,867	31,946,600	30,603,488
Weighted-average common shares and OP Units outstanding - basic FFO/AFFO	262,065,010	278,583,481	261,897,213	247,978,514

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.
Adjusted EBITDA
(Unaudited; dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
ADJUSTED EBITDA(1):
Net (loss) income	$(7,475)	$12,216	$1,347	$33,092
Depreciation and amortization	39,918	41,440	120,947	126,523
Interest expense	19,574	19,615	56,959	59,192
Amortization of deferred financing costs	548	530	1,620	5,260
Amortization of debt premium/(discount), net	103	109	309	192
Amortization of above/(below) market rent, net	(525)	(870)	(1,765)	(4,187)
Income taxes	540	238	806	1,110
Property management fees to non-affiliates	1,032	822	2,781	1,714
Acquisition fees and expenses	—	—	—	379
Deferred rent	(6,485)	(5,067)	(18,409)	(11,146)
Termination Income (Non-Cash)	—	—	—	(11,178)
Termination income (Cash)	1,500	1,500	4,500	3,008
Lease Accounting true up	—	2,052	—	2,052
Gain on disposition of assets	—	(8,441)	(4,268)	(8,441)
(Gain)/Loss on Investment in Unconsolidated Entity	—	(3,609)	165	(3,609)
Impairment on Investment in Unconsolidated Entity - DRJV	4,453	—	6,359	—
Impairment provision	9,572	—	22,195	—
Equity percentage of net loss for the Parent’s non-wholly owned direct and indirect subsidiaries	—	582	—	1,690
Equity percentage of EBITDA for the Parent’s non-wholly owned direct and indirect subsidiaries	3,080	4,254	7,909	8,932
	65,835	65,371	201,455	204,583
Less: Capital reserves	(1,283)	(1,295)	(3,868)	(3,859)
Adjusted EBITDA (per credit facility agreement)	$64,552	$64,076	$197,587	$200,724

Principal paid and due	$1,731	$1,652	$5,134	$4,903
Interest expense	19,574	19,615	56,959	57,601
Cash dividends on redeemable preferred shareholders	2,255	2,047	6,349	6,141
	$23,560	$23,314	$68,442	$68,645
Interest Coverage Ratio(2)	3.30	3.27	3.47	3.48
Fixed Charge Coverage Ratio(3)	2.74	2.75	2.89	2.92

(1)Adjusted EBITDA, as defined in our credit facility agreement, is calculated as net income before interest, taxes, depreciation and amortization (EBITDA), plus acquisition fees and expenses, asset and property management fees, straight-line rents and in-place lease amortization for the period, further adjusted for acquisitions that have closed during the quarter and certain reserves for capital expenditures.
(2)Interest coverage is the ratio of interest expense as if the corresponding debt was in place at the beginning of the period to adjusted EBITDA.
(3)Fixed charge coverage is the ratio of principal amortization for the period plus interest expense as if the corresponding debt was in place at the beginning of the period plus preferred unit distributions as if in place at the beginning of the period over adjusted EBITDA.